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                     June 20, 2023

       Thomas Kelly
       Chief Financial Officer
       Monster Beverage Corp
       1 Monster Way
       Corona, California 92879

                                                        Re: Monster Beverage
Corp.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 1, 2023
                                                            File No. 001-18761

       Dear Thomas Kelly:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Manufacturing